[LETTERHEAD OF HIGHWOODS PROPERTIES INC.]

June 29, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Kevin Woody, Branch Chief

Re:	Highwoods Properties, Inc. Form 10-K for the Year Ended December 31, 2006 File No. 1-13100

Ladies and Gentlemen:

We are writing this letter in response to the comment letter from Kevin Woody, Branch Chief, dated June 21, 2007, regarding the Company’s Form 10-K for the Year Ended December 31, 2006. These responses represent the conclusions of the Company’s senior management and accounting department.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to such comments. Capitalized terms used but not defined herein have the meanings set forth in the 2006 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Real Estate and Related Assets, page 66

1.	Comment: Please tell us how you have met the disclosure requirements of paragraphs 44 to 47 of SFAS 142.

Response: The Company believes it has met the disclosure requirements of paragraphs 44 to 47 of SFAS 142. The Company has no goodwill or other intangible assets that are not subject to amortization. At December 31, 2006, the “prepaid expenses and other assets” line item on the Company’s balance sheet included approximately $306,000 in the aggregate for the fair value of acquired above-market leases. Amortization expense for this asset is recognized over the respective lease terms and is immaterial for separate disclosure. The Company has no other intangible assets contemplated by paragraphs 44

3100 Smoketree Court, Suite 600, Raleigh, NC 27604-1051

Phone: 919.872.4924 • Fax: 919.876.2448

www.highwoods.com • Listed: New York Stock Exchange - HIW

Securities and Exchange Commission

June 29, 2007

to 47 of SFAS 142. Information regarding the gross carrying amount, accumulated amortization and amortization of deferred financing costs and deferred leasing costs and lease incentives is set forth directly on the face of the balance sheet, income statement and statement of cash flows and under “Description of Business and Significant Accounting Policies – Real Estate and Related Assets” in Note 1 and “Deferred Financing Costs” in Note 5. The Company was not required under paragraph 46 of SFAS 142 to recognize impairment loss related to any intangible assets during the three-year period ended December 31, 2006.

Minority Interest, page 69

2.	Comment: Please revise to disclose the amount of consideration that would be paid to the holders of non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

Response: The Company follows the guidance set forth in EITF 95-7 with respect to the treatment and disclosure of minority interest in the Operating Partnership. As disclosed in Note 1, at the end of each reporting period, the Company determines the amount that represents the minority unitholders’ share of the net assets (at book value) of the Operating Partnership and compares this amount to the minority interest balance that resulted from transactions during the period involving minority interest. The Company adjusts the minority interest liability to the computed share of net assets with an offsetting adjustment to the Company’s paid in capital. Accordingly, the Minority Interest amount on the Consolidated Balance Sheet for the minority non-controlling interests in the Operating Partnership reflects what would be paid if the Operating Partnership were hypothetically liquidated at book value.

It is not practical to calculate with any precision the amount of consideration that would actually be paid to holders of Common Units other than the Company in the unlikely event the Operating Partnership is terminated as of any hypothetical date. The partnership agreement provides that the term of the Operating Partnership shall continue until December 31, 2092. It is not anticipated that the Operating Partnership will be dissolved, liquidated or terminated prior to such date. Even if such a termination was more than remotely likely in the foreseeable future, the consideration distributable to holders of Common Units is based upon the “fair value” of the Operating Partnership’s assets under the dissolution, liquidation and termination provisions of the partnership agreement. Because U.S. Generally Accepted Accounting Principles require presentation of the book value of assets, rather than fair value, we do not possess, nor is it possible to obtain without actually liquidating the Operating Partnership’s assets, sufficient information to determine the amount of consideration holders of Common Units would receive in the unlikely event of a termination of the Operating Partnership. Furthermore, any estimate of fair value would require the use of substantial uncertain assumptions, such as cap rates, forward net operating income, leverage models, interest rates, rental

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June 29, 2007

trends and other factors, any of which would render any such estimate to be unreliable and potentially misleading.

Additionally, we do not believe that the presentation of estimated actual consideration that would be paid, even if reasonably determinable, would be useful to readers of the Company’s financial statements. As you know, regardless of whether or not a dissolution, liquidation or termination of the Operating Partnership is pending, holders of Common Units other than the Company have the right to redeem each Common unit at the request of the holder thereof for cash equal to the value of one share of Common Stock based on the average of the market price for the 10 trading days immediately preceding the notice date of such redemption provided that the Company at its option may elect to acquire any such Common Units presented for redemption for cash or one share of Common Stock. Based on the $40.76 per share closing price of the Common Stock as of December 31, 2006, the approximate 4.7 million Common Units not owned by the Company had an aggregate market value of approximately $200 million.

In future filings, we will enhance the relevant disclosure by including the aggregate market value of Common Units held by persons other than the Company by revising the disclosure substantially as follows (additions in italics and underlined):

As of December 31, 2006, the minority interest in the Operating Partnership consisted of approximately 4.7 million Common Units, which had an aggregate market value of $200 million based on the $40.76 per share closing price of the Common Stock as of such date.

8. Related Party Transactions, page 97

3.	Comment: We note that you have disclosed that a portion of the Bluegrass land acquired from GAPI, Inc. is not useable or saleable for future development. While we understand that you may be entitled to recovery under your original agreement related to the unusable acreage, please tell us what consideration you have given towards taking an impairment charge on this property. Within your response, please cite the specific accounting literature relied upon and the current status of your recovery efforts.

Response: As disclosed under “Description of Business and Significant Accounting Policies – Real Estate and Related Assets” in Note 1 and under “Discontinued Operations and the Impairment of Long-Lived Assets in Note 12,” the Company performs an impairment analysis in accordance with SFAS No. 144 with respect to assets classified as held for sale and records an impairment loss to the extent the carrying amount exceeds the

Securities and Exchange Commission

June 29, 2007

fair value. Fair value of assets held for sale is equal to the estimated or contracted sales price with a potential buyer, less costs to sell.

The portion of the Bluegrass land that was determined not to be usable or saleable for future development (which consisted of less than three acres) was an immaterial part of an undivided approximate 50-acre tract that was included with other adjacent land parcels that were sold as part of a single transaction in the fourth quarter of 2006. At the time the assets in this disposal group were classified as held for sale in 2006, the Company performed an impairment analysis under SFAS No. 144, but concluded that the estimated fair value significantly exceeded the carrying amount. Even though the Company was not required to perform an impairment analysis solely with respect to the undivided 50-acre tract at the time such land was classified as held for sale, the Company also believes the sales price allocable to the tract exceeded the carrying amount (inclusive of the unusable portion). In summary, the subsequent determination that a small portion of the 50-acre tract was unusable did not reduce the estimated fair value of the tract to an amount less than the carrying amount. Prior to being classified as held for sale, like all of our assets held for use, the undivided 50-acre tract was regularly reviewed to determine if indicators of impairment existed. Because no such indicators existed, no impairment loss was ever recorded. Subsequent to the filing of the Company’s 2006 10-K, it was determined by the parties that no reimbursement by GAPI, Inc. relating to the unusable portion was required under the terms of the original contract.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information, or if we can be of any further assistance, please call me at (919) 875-6682.

Sincerely,

/s/ Terry L. Stevens
Terry L. Stevens
Vice President and Chief Financial Officer

cc: Howard Efron, SEC